June 28, 2019

John K. Keppler
Chairman, President, and Chief Executive Officer
Enviva Partners, LP
7200 Wisconsin Avenue, Suite 1000
Bethesda, MD 20814

       Re: Enviva Partners, LP
           Registration Statement on Form S-3
           Filed June 21, 2019
           File No. 333-232247

Dear Mr. Keppler:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

       Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing and
                                                            Construction